UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2024
Commission File Number: 001-41937
Psyence Biomedical Ltd.
(Translation of registrant’s name into English)
121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F   ☐ Form 40-F

EXHIBIT INDEX
Exhibit	Description
99.1	Notice of Annual General and Special Meeting of Shareholders to be held on November 12, 2024 and Management Information Circular, including the Consolidated Financial Statements of the Company for the years ended March 31, 2024 and 2023, and the Management Discussion and Analysis related thereto, dated October 23, 2024.
99.2	Notice of Meeting and Record Date
99.3	Form of Proxy

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 23, 2024
Psyence Biomedical Ltd.
By:
/s/ Dr. Neil Maresky

Name: Dr. Neil Maresky
Title:   Chief Executive Officer and Director